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                                                               Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                             File No. 333-106476


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

      SUPPLEMENT DATED JANUARY 2, 2004 TO PROSPECTUS DATED NOVEMBER 7, 2003


             The following information supplements our prospectus dated November 7, 2003 related to the sale of our debt securities which we refer to in this document as investment notes. You should review this information prior to making a decision to purchase our investment notes. This supplement should be read in conjunction with the prospectus dated November 7, 2003.

             Resolution of U.S. Attorney Inquiry

             On December 22, 2003, we entered into a Joint Agreement with the Civil Division of the U. S. Attorney's Office for the Eastern District of Pennsylvania which ends an inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the previously disclosed civil subpoena, dated May 14, 2003.

             In response to the inquiry and as part of the Joint Agreement, we have adopted a revised forbearance policy, which became effective on November 19, 2003. Under this policy, we will no longer require a borrower to execute a deed in lieu of foreclosure as a condition to entering into a forbearance agreement with us where the real estate securing the loan is the borrower's primary residence. Under the Joint Agreement, we have also agreed to return to existing borrowers any executed but unrecorded deeds in lieu of foreclosure obtained under our former forbearance policy.

             We also agreed to contribute a total of $80,000 to one or more U.S. Department of Housing and Urban Development (HUD) approved housing counseling organizations within the next 13 months. We have the right to designate the recipient organization(s) and will provide the U.S. Attorney's Office with the name(s) of the recipient(s). Each recipient must provide housing counseling in the states in which we originate mortgage loans.

             Under our revised forbearance policy, eligible borrowers will be sent a letter, along with our standard form forbearance agreement encouraging them to: read the forbearance agreement; seek the advice of an attorney or other advisor prior to signing the forbearance agreement; and contact our consumer advocate by calling a toll-free number with questions. The Joint Agreement requires that for 18 months following its execution, we will notify the U.S. Attorney's Office of any material changes we propose to make to our forbearance policy, form of forbearance agreement (or cover letter) and that no changes to these documents shall be effective until at least 30 days after this notification. The U.S. Attorney reserves the right to reinstitute its inquiry if we do not comply with our revised forbearance policy, fail to provide the 30 days notice described above, or disregard the concerns of the U.S. Attorney's Office, after providing such notice. The Joint Agreement also requires that we provide the U.S. Attorney with two independently prepared reports confirming our compliance with our revised forbearance policy (including the standard form of forbearance agreement and cover letter) and internal company training for collections department employees described below. These reports are to be submitted to the U.S. Attorney's Office at 9 and 18 months after the execution of the Joint Agreement.

             We also agreed to implement a formal training session regarding our revised forbearance policy for all of our collections department employees, at which such employees will be directed to inform borrowers that they can obtain assistance from housing and credit counseling organizations and how to find such organizations in their area. We agreed to monitor compliance with our forbearance policy and take appropriate disciplinary action against those employees who do not comply with this policy.

             The Exchange Offer

             On December 1, 2003, we mailed an Offer to Exchange to holders of investment notes issued prior to April 1, 2003 which offered holders of such notes the ability to exchange up to $200,000,000 of their investment notes in increments of $1,000 of principal amount (unless waived by us) for:

                    o equal amounts of senior collateralized subordinated notes, which we refer to as the senior collateralized notes in this document, having interest rates equal to 10 basis points above the investment notes tendered and collateral in the form of a senior security interest in certain cash flows from interest-only strips of our subsidiaries, with an aggregate value of at least 150% of the original principal amount of the senior collateralized notes on the date of issuance (provided that such collateral coverage may not fall below 100% of the outstanding principal balance of the notes as determined by us on any quarterly balance sheet date), and shares of 10% Series A Convertible Preferred Stock which we refer to as Series A preferred stock in this document; or

                    o solely shares of 10% Series A preferred stock.





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             Pursuant to the terms of the exchange offer, on December 31, 2003, we exchanged $74.6 million of outstanding investment notes for $35.3 million of senior collateralized notes and 39.3 million shares of Series A preferred stock. We also extended the exchange offer until February 6, 2004. We will issue additional senior collateralized notes and shares of Series A preferred stock on February 6, 2004 as a result of the extension of the exchange offer.

             You are not eligible to participate in the extended exchange offer with respect to investment notes you acquired pursuant to the prospectus dated November 7, 2003 because you purchased your investment notes after April 1, 2003.

             Effects of the Exchange Offer on Investment Notes Purchased in this Offering

             The investment notes you purchase in this offering are impacted by the senior collateralized notes issued in the exchange offer. In the event of our liquidation, the investment notes you purchase in this offering would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized notes issued in the exchange offer to the extent of the collateral for such notes. If this collateral is not sufficient to repay the senior collateralized notes outstanding in full, the unpaid portion of the senior collateralized notes will be equal in right of repayment with the outstanding investment notes, including the investment notes purchased in this offering.

             In connection with the exchange offer, we issued senior collateralized notes and Series A preferred stock with the characteristics described above. The senior collateralized notes issued in the exchange offer are secured by a security interest in certain cash flows originating from assets of our subsidiaries called interest-only strips.

             As a result of the exchange offer, at December 31, 2003, investment notes outstanding decreased by $74.6 million, senior collateralized notes increased by $35.3 million and our stockholders' equity increased by $39.3 million.

             In the event of our liquidation, holders of investment notes would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized notes to be issued in the exchange offer to the extent of the collateral for such notes. In addition, in the event of our liquidation, if the collateral securing the senior




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collateralized notes is not sufficient to repay the senior collateralized notes outstanding (including accrued and unpaid interest) in full, the unpaid portion of the senior collateralized notes will be equal in right of repayment with the outstanding investment notes and, therefore, will dilute the amount of assets available, if any, to repay the principal and interest on the investment notes. The investment notes and the senior collateralized notes are senior in right of preference to the Series A preferred stock to be issued in the exchange.

             The investment notes continue to be subordinated, or junior in right of repayment, to our senior debt and debt of our subsidiaries (to the extent of the assets of our subsidiaries), whether now or hereafter incurred. See "Description of the Debt Securities Offered and the Indenture - Provisions Relating to All Securities" in our prospectus dated November 7, 2003 for further information.

             The following table compares our senior and secured debt obligations and unsecured subordinated debt obligations at September 30, 2003 to assets which are available to repay those obligations (in thousands) and gives effect to tenders of investment notes accepted by us as of December 31, 2003:

                                               Secured and         Unsecured
                                               Senior Debt        Subordinated
                                               Obligations            Debt              Total Debt
                                               -----------         ---------            ----------
   Outstanding debt obligations -
     historical...........................     $   109,410         $ 687,585            $  796,995
   Pro forma effect of Exchange Offer.....          35,261 (f)(g)    (74,622) (f)(g)       (39,361)
                                               -----------         ---------            ----------
   Pro forma outstanding debt
     obligations..........................     $   144,671         $ 612,963            $  757,634
                                               ===========         =========            ==========
   Assets available to repay debt: (a)
     Cash.................................     $        --         $  17,640            $   17,640 (b)
     Loans................................         123,230 (c)        39,458               162,688
     Interest-only strips.................                 (a)       545,583               545,583 (a)(d)
     Servicing rights.....................              --           106,072               106,072 (d)
                                               -----------         ---------            ----------
     Total assets available-historical....         123,230           708,753               831,983

   Pro forma effect of Exchange Offer.....          52,892 (e)(f)    (52,892) (e)(f)            --
                                               -----------         ---------            ----------
   Pro forma assets available.............     $   176,122         $ 655,861            $  831,983
                                               ===========         =========            ==========

(a) Security interests under the terms of the $250.0 million credit facility are included in this table. This $250.0 million credit facility is secured by loans when funded under this facility. At December 31, 2003, there was $78.8 million advanced under this facility with $82.2 million of loans securing the advance. In addition, interest-only strips secure obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $60.0 million.
(b) The amount of cash reflected in this table excludes restricted cash balances of $9.6 million at September 30, 2003.
(c) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.
(d) Reflects the fair value of our interest-only strips and servicing rights at September 30, 2003.
(e) The grant of a lien on the collateral to secure the senior collateralized notes offered in the exchange offer is not a direct lien on any interest-only strips, but is, rather, a lien on our right to receive payments due from ABFS Warehouse
         Trust 2003-1 which is a special purpose entity which holds the majority of, but not all of, the interest-only strips directly or indirectly held by us.
(f) Gives effect to the exchange of $74.6 million of investment notes (unsecured subordinated debt) for $35.3 million of senior collateralized notes and Series A preferred stock on December 31, 2003. In the event of a liquidation, the assets available to repay unsecured investment notes and other secured debt would decrease by the amount of the collateral for the then outstanding senior collateralized notes and those assets would move from the unsecured subordinated debt column to the senior and secured debt obligations column. At December 31, 2003, $52.9 million of our interest-only strips were collateralizing these notes.
(g) The effects on this table of every $1,000,000 of existing subordinated debt that is exchanged subsequent to December 31, 2003 in the extended exchange offer for a combination of $500,000 of senior collateralized notes and 500,000 shares of Series A preferred stock would be as follows: the column entitled "unsecured subordinated debt" would decrease by $1,000,000; the column entitled "secured and senior debt obligations" would increase by $500,000. In the event of a liquidation, the assets available to repay unsecured subordinated debt would decrease by the amount of the collateral for the then outstanding senior collateralized notes but not in excess of the principal and interest due on such notes and those assets would move from the unsecured subordinated debt column to the senior and secured debt obligations column.



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